November 21, 2014	FOIA CONFIDENTIAL TREATMENT REQUEST

VIA EDGAR	Confidential Treatment Requested by
Millennial Media, Inc. in connection with Annual Report on Form 10-K
U.S. Securities and Exchange Commission	(File No. 001-35478)

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:                                         Larry Spirgel, Assistant Director

Joseph Cascarano, Senior Staff Accountant

Dean Suehiro, Senior Staff Accountant

Justin Kisner, Staff Attorney

Kathleen Krebs, Special Counsel

Re:                             Millennial Media
Form 10-K for the fiscal year ended December 31, 2013

Filed March 3, 2014

File No. 001-35478

Dear Mr. Spirgel:

Millennial Media, Inc. (the “Company”) hereby submits this letter in response to the comment (the “Comment”) received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 10, 2014 with respect to the above-referenced filing.

This letter includes the text of the Comment in italics, with the Company’s response set forth immediately below.

Form 10-K for the Year Ended December 31, 2013

Note 2. Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page 70

1.              It appears based upon your response that revenue is primarily generated from arrangements involving your MYDAS or mmDSP platforms. Please provide us with the following information to help us better understand your arrangements involving these two platforms:

a)             Clarify if individual campaigns for customers are fulfilled using both MYDAS and mmDSP, and if and how the campaigns or overall arrangement pricing is impacted if both platforms are utilized.

RESPONSE:

The Company advises the Staff that its core technology, known as MYDAS, is a comprehensive mobile advertising technology and data solution. There are various platform components within MYDAS that help the Company deliver the most effective campaign to its clients, including the Company’s traditional network as well as the mmDSP. For each advertising campaign to be run on behalf of an advertiser client, the Company determines whether to run some or all of the campaign on mmDSP or the traditional network.  The advertiser is not involved in the decision as to whether to run the campaign on the traditional network or to expand it to the mmDSP platform, and the customer generally does not have insight into this process taking place.  This decision is based on the projected and ongoing performance of the campaign and the availability of advertising supply during the course of the campaign.  Pricing is decided in advance during the insertion order, or IO, process prior to the campaign running.  IO pricing is determined by a number of factors including the type of advertising targeting desired and the

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

projected availability of the necessary supply. The choice of using the traditional network, mmDSP or both systems, within MYDAS, does not determine or impact the pricing.

b)             We note that certain of your advertiser clients desire a managed arrangement while other clients need less service. Please tell us in detail the types of services you provide under your managed arrangements and how and why the level of services provided may differ. In addition, please tell us if and how your advertiser clients may interact directly with MYDAS or mmDSP.

RESPONSE:

The Company advises the Staff that its advertiser clients do not directly interact with MYDAS or mmDSP. Under the Company’s managed arrangements, its sales force and operations support teams manage client mobile advertising campaigns as each campaign is run. Compared to self-service offerings, this higher level of service may include more granular targeting, creative and audience options, daily or periodic one-on-one discussions regarding ongoing campaign performance, and end-of-campaign insights into audiences reached and performance against other measures such as determining levels of consumer engagement or ad effectiveness.  The specific level of service is based on client need and is determined during the IO negotiation process.  Most of the Company’s advertiser clients desire a managed arrangement, meaning that they seek a higher level of customer service from the Company as part of running a mobile advertising campaign and buying mobile advertising space.  This higher level of service involves input and communication from many different areas of the Company.

Advertiser clients can also interact with the Company to run campaigns on a limited self-service basis through a self-service portal.  This notion of “self-service” refers to the direct input (by an advertiser client) of campaign parameters via a user interface (portal).  When advertisers interact with the Company on this basis, they are responsible for more of the initial set up of the campaign parameters, and have fewer targeting, pricing and advertising creative options available than would be the case under the Company’s managed offerings.  For these campaigns the advertiser client will need to setup and select the elements of the campaign such as budget, number of units, and price per unit they are willing to pay.  The advertiser client will also setup targeting parameters, such as handset, operating system and geo-targeting or other location-based targeting via the Company’s portal.  The portal will offer feedback and guidance to the client to assist with the setup and ongoing optimization of the campaign, but modifying the campaign to match those suggestions is at the discretion of the client.  Clients can create their own ad creative using tools provided by the Company in the portal, or the Company can assist the client in development of the creative.  The Company does have sales and operations team members available to assist self-service clients with their campaigns, and they help the client optimize their campaigns on a limited basis.  Should there not be a dedicated team working with the client, a live support team is available on an as-needed basis, in case the client desires human assistance with the setup, maintenance and optimization of their campaign.  Once a campaign launches, consistent with managed campaigns, the Company’s MYDAS technology accesses and analyzes the ad supply using the Company’s data asset in order to meet the targeting parameters.

c)              Quantify the revenue generated during each year presented from arrangements involving MYDAS and mmDSP. Please further disaggregate these amounts based on the level of service you provide.

RESPONSE:

In response to the Staff’s comment, the table below quantifies the Company’s revenue by level of service for each of its fiscal years ended December 31, 2013, 2012 and 2011. However, the Company advises the Staff that it does not report this revenue information externally and has not historically tracked this information internally as a metric of its financial performance.

Percentage of Revenue
Component	2013		2012		2011
Traditional Network Managed	[***]	%	[***]	%	[***]	%
mmDSP Managed	[***]	%	[***]	%	[***]	%
Traditional Network Self-Service	[***]	%	[***]	%	[***]	%
mmDSP Self Service	[***]	%	[***]	%	[***]	%
Other	[***]	%	[***]	%	[***]	%

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

d)             Provide us with detailed examples of the types of campaigns you provide for your advertiser clients. In order for us to better understand these arrangements, please also provide us with copies of the insertion orders and framework arrangements, as applicable.

e)              Help us better understand how pricing is established for each type of campaign. In this regard, please tell us how you establish the price your advertiser clients pay for items such as the number of ads delivered or the number of user clicks and how this price compares to the fee you pay to the developer or publisher for the ad space used. Tell us what knowledge your advertiser clients have of the fees you pay to developers or publishers.

RESPONSE:

The Company advises the Staff that it contracts most of its business with customers pursuant to an industry-standard IO to deliver campaigns.  IO contracts typically include Interactive Advertising Bureau, or IAB, terms and conditions that are standard for the media industry.  Most of the IO contracts that the Company enters into are for one- to three-month advertising campaigns.

Pricing in the Company’s arrangements with advertisers is usually established on the basis of price per (ad) unit delivered, with a number of units (quantity) and total budget for the campaign specified on the IO.  This pricing is established without any involvement of the publishers on whose properties the ads will ultimately be placed, and as described in further detail below, is typically based upon the type of unit to be delivered.  For all campaigns, the platforms utilize technology, including proprietary algorithms, to look at variables such as past unique user history and other data in order to place advertisements in the most effective manner, and to provide insights and efficiencies that the Company believes are unique to its data asset. The most common types of unit pricing and their explanations are:

•                  CPM (cost per thousand) — the client will pay a unit price per thousand impressions delivered, usually to a specified audience, demographic or target group.  The Company’s technology solutions analyze publisher supply and associated data in order to classify each (publisher provided) potential ad impression by these audiences, demographics and target groups.  In this way the Company can utilize impressions from across its network of publisher supply that the Company deems to be best suited to a particular ad.  The Company’s technology solutions analyze the ad supply and make decisions about how to categorize available supply, not relying on information sent by the publisher alone.

•                  CPC (cost per click) — the client will pay a unit price per user click.  In this case, the Company will try to maximize the “click through rate” which is defined as the number of clicks obtained per the number of ad impressions viewed by users.  A higher click through rate is an indicator of more effective targeting by the Company.  The Company will use its technology to continuously analyze ad supply and optimize the campaign while the campaign runs.

•                  CPA (cost per action) — the client will pay a unit price per action taken by those viewing the ads (e.g. submitting their email address or downloading an app).  As with CPC, the Company works to maximize the number of actions per number of ad impressions viewed by users.  The Company analyzes ad supply data and optimizes the campaign in order to minimize the number of ad impressions that must be shown in order to obtain a user action.

Upon completion of a signed IO, the Company then moves to launch the campaign.  This first involves the Company’s creative services team working with the advertiser to help develop the actual ad creative units that effectively convey the advertiser’s message to its intended audience(s), as well as to format the ad so it will display across varying mobile devices, connections, screen sizes and device capabilities.  The creative process can range from creating an ad from scratch to resizing and formatting an advertiser-provided ad creative unit.  Next, a Company account manager will obtain data tags to embed in the advertising creative in order to measure the ad

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

impressions and/or track performance.  The account manager and operations team will work to build the targeting and load the campaigns to the Company’s systems to ensure the correct delivery across audiences and time period.

Once launched, the campaigns run for the specified time period indicated on the IO.  As described in its response to part (a) of the Comment above, the Company determines whether to run some or all of the campaigns using the traditional network or on mmDSP, and the advertiser is not involved in the decision of whether to keep the campaign on the traditional network or to expand it to mmDSP.  Most campaigns run on tens and even hundreds of different publisher sites and/or apps.  Unlike an ad exchange, which matches bid prices for ads to asking prices for publisher supply, the Company’s technology must make the decisions regarding which ads to run, at what prices to run the ads and on which publisher supply the ads should be placed, thus establishing the price to be paid to publishers for running that particular ad.  For example, if the Company ran a low priced ad (one for which the price the Company would receive per unit is low relative to other ads) on publisher supply with targeting characteristics that made it valuable (e.g., an in-demand demographic), the Company would be matching a low value ad with what should be high valued supply.  Publishers are generally compensated a percentage of what the advertiser pays the Company, based on a revenue share percentage. Therefore, if the Company matched a low-priced ad with high-value supply, the Company would run the risk of compensating the publisher too little, and the publisher may choose to go elsewhere in the future to fill its blank ad supply.  Furthermore, throughout the entire duration of the campaign, the account manager and operations team work by modifying different campaign variables to achieve the desired targeting and campaign results which were included in the IO. Once the campaign has ended, the account manager and the operations team deliver end-of-campaign reporting to the client. The reporting indicates various metrics showing satisfactory completion of the IO specifications.  The reporting may also show quality metrics such as click through rates or engagement rates that help indicate the effectiveness of the ad campaign to the client.

In response to the Staff’s request, the Company is supplementally providing examples of IOs for CPM, CPC and CPA campaigns, as well as the IAB standard terms and conditions included in the IOs, to the Staff under separate cover.

f)                Tell us if there are any circumstances in which the price you pay to a developer or publisher for ad space is greater than the price you charge your advertiser client for such space. If so, please clarify if you have any ability to recapture the excess fee from your advertiser client.

RESPONSE:

The Company advises the Staff that developers and publishers are generally paid a percentage of the revenue of the ad that filled the ad space.  In limited cases, the Company may guarantee a fee for certain high-demand types of ad space.  However, the Company does not pay more for the space than was charged to the advertiser.  The Company also decides where and how the ad space is used (i.e., which ads run on which ad space) via its targeting algorithms.

The Company is not able to recapture any excess fees from advertiser clients.  The Company is only able to collect fees based on ads that were delivered successfully within the specified time period, based on its contracted rates, regardless of what the Company pays a publisher for its ad supply.

g)             Provide us with an estimate of the average margin you realize on arrangements involving MYDAS and mmDSP and provide further disaggregated information based on the level of service you provide.

RESPONSE:

In response to the Staff’s comment, the table below quantifies the Company’s gross margin percentage by platform and level of service for each of its fiscal years ended December 31, 2013, 2012 and 2011. However, the Company advises the Staff that it does not report this gross margin information externally and has not historically tracked this information internally as a metric of its financial performance.

Gross Margin Percentage
Component	2013		2012		2011
Traditional Network Managed	[***]	%	[***]	%	[***]	%
mmDSP Managed	[***]	%	[***]	%	[***]	%
Traditional Network Self-Service	[***]	%	[***]	%	[***]	%
mmDSP Self Service	[***]	%	[***]	%	[***]	%
Other	[***]	%	[***]	%	[***]	%
Total Gross Margin	40.28%		40.48%		38.66%

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h)             We note your disclosure on page 10 of your Form 10-K that you deliver mmDSP on both a managed and a licensed basis to advertisers. Tell us how your advertiser clients use the license for their campaigns. In addition, tell us how you recognize revenues from the license.

RESPONSE:

The Company advises the Staff that the term “licensed basis” refers to the manner in which an advertising client can interact with mmDSP.  A client can input adverting campaign data such as price, quantity and campaign type into a portal that mmDSP can utilize. The Company’s revenue recognition for these activities is the same as for the rest of the Company’s advertising activity, as the campaigns running are the same as those described in the Company’s response above to parts (d) and (e) of the Comment.  The Company supplementally advises the Staff that less than [***]% of its total revenue for the year ended December 31, 2013 was recorded under this basis.

*  *  *

In connection with the responses in this letter, the Company further acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter, please telephone Ho Shin, General Counsel, at (443) 681-7925.

Sincerely,

MILLENNIAL MEDIA, INC.

By:	/s/ Andrew Jeanneret
Andrew Jeanneret
Executive Vice President &
Chief Financial Officer

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83